UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July, 2011

Commission File No.: 000-25289

TITAN TRADING ANALYTICS INC.
(Translation of the registrant’s name into English)

675 West Hastings Street, Suite 200, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit
99.1	News Release – Intention to proceed with PP & Stock Option Grant
99.2	News Release – Behavioral Trading Database to Georgia Tech
99.3	News Release – Closing of Private Placement
99.4	News Release – Cornwall Investment takes ownership stake in Titan
99.5	News Release – PWM Capital to offer Titan TickAnalyst to Canadian Institutional Investors
99.6	Filing – MD&A April 30, 2011
99.7	Material Change Report
99.8	Interim Financial Statements – April 30, 2011
99.9	CFO Interim Report
99.10	CEO Interim Report

TITAN TRADING ANALYTICS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN TRADING ANALYTICS INC.

Date:  August 29, 2011                                                                        /s/ John Coulter
John Coulter, Chief Executive Officer

Exhibit Index

Exhibit
99.1	News Release – Intention to proceed with PP & Stock Option Grant
99.2	News Release – Behavioral Trading Database to Georgia Tech
99.3	News Release – Closing of Private Placement
99.4	News Release – Cornwall Investment takes ownership stake in Titan
99.5	News Release – PWM Capital to offer Titan TickAnalyst to Canadian Institutional Investors
99.6	Filing – MD&A April 30, 2011
99.7	Material Change Report
99.8	Interim Financial Statements – April 30, 2011
99.9	CFO Interim Report
99.10	CEO Interim Report